AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998
                                                     REGISTRATION NO. 333-12619


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 POST-EFFECTIVE
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                               (FORMERLY FORM S-1)
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        HYPERION TELECOMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                       4813                    25-1669404
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                              MAIN AT WATER STREET
                         COUDERSPORT, PENNSYLVANIA 16915
                                 (814) 274-9830
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          DANIEL R. MILLIARD, PRESIDENT
                        HYPERION TELECOMMUNICATIONS, INC.
                              MAIN AT WATER STREET
                         COUDERSPORT, PENNSYLVANIA 16915
                                 (814) 274-9830
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                 PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

                       CARL E. ROTHENBERGER, JR., ESQUIRE
                               BUCHANAN INGERSOLL
                            PROFESSIONAL CORPORATION
                          21ST FLOOR, 301 GRANT STREET
                         PITTSBURGH, PENNSYLVANIA 15219
                                 (412) 562-8826


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROEPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 12, 1998
Prospectus

HYPERION TELECOMMUNICATIONS, INC.

329,000 Warrants to purchase an aggregate of 1,993,638 shares of Class B Common Stock and 1,993,638 shares of Class B Common Stock ($.01 par value) issuable upon exercise of 329,000 Warrants

         This Prospectus is being used in connection with the offering from time to time by certain holders (the "Selling Securityholders") of warrants (the "Warrants"), each to purchase 6.06 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), of Hyperion Telecommunications, Inc., a Delaware corporation (together with its subsidiaries, the "Company" or "Hyperion"), at an exercise price of $0.00308 per share (subject as to both the number of shares and the exercise price to anti-dilution provisions), and the shares of Class B Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). This Prospectus may also be used by the Company in connection with the issuance from time to time of the Warrant Shares. The Warrants may be exercised at any time after the earlier to occur of (i) May 1, 1997 or (ii) in the event of a Change in Control (as defined), the date the Company mails notice thereof to the holders of the Warrants. Unless exercised, the Warrants will expire on April 1, 2001.

         The Warrants and the Warrant Shares may be offered by the Selling Securityholders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Securityholders may effect such transactions by selling the Warrants or the Warrant Shares to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Warrants or the Warrant Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Shares or interest therein as a pledgee and may, from time to time, effect distribution of the Warrants or Warrant Shares or interest in such capacity. See "The Selling Securityholders" and "Plan of Distribution." The Selling Securityholders, the broker-dealers through whom sales of the Warrants or Warrant Shares are made and any agent or dealer who distributes Warrants or Warrant Shares acquired as pledgee may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and any profits realized by them on the sale of the Warrants or Warrant Shares may be considered to be underwriting discounts.

         The Company will receive proceeds from the exercise of the Warrants. Except for the sale of the Warrant Shares upon exercise of the Warrants, the Company is not selling any of the Warrants or the Warrant Shares and will not receive any of the proceeds from the sale of the Warrants or the Warrant Shares by the Selling Securityholders. The cost of registering the Warrants and the Warrant Shares is being borne by the Company.

         The Company has not and does not currently intend to apply for the listing of the Warrants or the Warrant Shares on any securities exchange or quotation through the Nasdaq National Market. The Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Hyperion, into which the Class B Common Stock is convertible on a one-for-one basis, is quoted on the Nasdaq National Market under the symbol "HYPT". The closing price of the Class A Common Stock on June 11, 1998 was $15.25 per share.

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 10.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June __, 1998.





                              AVAILABLE INFORMATION

         In accordance with Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Hyperion is subject to the information requirements of the Exchange Act and files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         The Company has filed with the Commission in Washington, D.C. a registration statement under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company, reference is made to such registration statement and the exhibits and schedules filed as part thereof. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission upon payment of certain prescribed fees. Electronic registration statements made through the Electronic Data Gathering, Analysis and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov), which is maintained by the Commission and which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (a) the Annual Report on Form 10-K for the fiscal year ended March 31, 1997; (b) the Quarterly Report on Form 10-Q for the period ended June 30, 1997, the Quarterly Report on Form 10-Q for the period ended September 30, 1997, the Quarterly Report on Form 10-Q for the period ended December 31, 1997; (c) Hyperion's Current Reports on Form 8-K for certain events dated June 20, 1997, June 30, 1997, August 13, 1997, August 14, 1997, August 27, 1997, October 2, 1997,
October 9, 1997 and May 4, 1998; and (d) the descriptions of the Company's capital stock contained in the registration statement filed under Section 12(g) of the Exchange Act on April 21, 1998, including any amendments or reports for the purpose of updating such descriptions.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from Edward E. Babcock, Jr., Vice President, Finance, Hyperion Telecommunications, Inc., Main at Water Street, Coudersport, PA 16915, telephone number 814-274-9830.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto of the Company appearing elsewhere in, or incorporated into, this Prospectus. Prospective investors should consider carefully the information under "Risk Factors."


                                   THE COMPANY

         Hyperion is a leading facilities-based provider of local telecommunications services with state-of-the-art fiber optic networks located in regionally clustered markets primarily within the eastern half of the United States. As of March 31, 1998, Hyperion had 22 networks (the "Existing Networks"), including four networks under construction. The Existing Networks serve 46 cities and include approximately 5,363 route miles of fiber optic cable. In addition, as of March 31, 1998, the Company's 18 networks in operation were connected to 1,909 buildings and the Company's facilities were collocated in 113 local exchange carrier ("LEC") central offices. Management believes that the Company's Existing Networks represent an addressable market opportunity of approximately 6.8 million business access lines or approximately $13.3 billion annually, substantially all of which is currently serviced by incumbent LECs and interexchange carriers ("IXCs"). This addressable market estimate does not include the enhanced data services market which the Company has entered, or the Internet access market which it plans to enter in the near future.

         Over the eighteen months following May 1, 1998, the Company plans to complete development and construction of 14 new networks serving 29 additional cities (the "New Networks") with the goal of expanding the Company's regionally focused networks and further facilitating the regional interconnection of certain of its markets. The Company believes that with the addition of these New Networks, it will have a total addressable market opportunity of approximately
13.2 million business access lines or approximately $26.0 billion annually. Once fully constructed, management believes the Company's Existing Networks and New Networks will include at least 8,100 route miles of fiber optic cable and will be connected to at least 210 LEC central offices. The Company has installed in 17 of its Existing Networks, and will install in all of its networks, a standard switching platform based on the Lucent Technologies ("Lucent") 5ESS switch technology.

         In early 1997, Hyperion began to implement a business strategy focused on selling communications services directly to targeted business end users in addition to other telecommunications service providers. As part of this strategy, the Company accelerated the installation of its Lucent 5ESS-based standard switching platform in its Existing Networks and increased the size of its direct sales force and customer service organization. In addition, the Company has begun to use resold services and unbundled network elements to provide rapid market entry and to develop its customer base in advance of capital deployment in its Existing Networks and New Networks. The Company has experienced significant growth in the sale of access lines from approximately 7,000 as of March 31, 1997 to approximately 41,500 as of March 31, 1998. Of the current access lines sold, approximately 81% are provisioned using Company owned networks (which lines are referred to as "on-net"), though this percentage will decline as the Company continues to offer switched services on an unbundled network element and total service resale basis. However, the Company believes it will provision a majority of its access lines on its own networks for the foreseeable future.

         Hyperion intends to offer a complete range of telecommunications services to its customers in all of its markets. The Company's current service offerings include local switched dialtone, long distance, dedicated access and enhanced services such as frame relay, high speed Internet access and video conferencing. The Company also plans to become an Internet Service Provider ("ISP") in all of its markets, and expects to provide such services in a majority of its markets during 1998. The Company has begun selling long distance services pursuant to a resale agreement with IXC Communications, Inc. ("IXCC") and expects to begin offering facilities-based long distance services through the regional interconnection of the Company's networks in the near future.

         Hyperion's targeted customers include medium and large businesses, governmental and educational end users, and other telecommunications service providers, such as value added resellers ("VARs"), ISPs and IXCs. As of March 31, 1998, the Company served customers through a dedicated sales force of approximately 128 highly trained professionals focused on selling the Company's portfolio of service offerings. The Company expects to increase its marketing efforts by doubling the size of its current sales force during fiscal 1999.

         Hyperion's Existing Networks have typically been developed by partnering with a local cable operator or utility provider (the "Local Partner") who generally owns or controls extensive conduits and rights-of-way. In all but three of the Company's Existing Networks, Hyperion retains at least a 50% equity stake in the respective Operating Companies. In all of its Operating Companies, Hyperion is responsible for the design, management and operation of the Operating Companies' networks pursuant to management agreements. As of December 31, 1997, as adjusted for the recent purchase of certain partners' interests (see "--Recent Developments"), the Company and its partners have invested $401.6 million in the gross property, plant and equipment of the Company, its networks and the Company's Network Operations and Control Center (the "NOCC"), including the Company's investment in Telergy, Inc., and the Company's proportionate share of this gross property, plant and equipment investment was approximately $305.1 million.

         The Company has increased, and intends to continue to increase, its ownership interests in Operating Companies when it can do so on attractive economic terms. To date, this goal has been facilitated by the substantial completion of a number of Hyperion's networks, along with the desire of certain Local Partners to reduce their telecommunications investments and focus on their core cable or utility operations. For Operating Companies in which the Company does not own a majority interest, partnership agreements generally provide for rights of first refusal or buy/sell arrangements enabling the Company to have an opportunity to acquire additional equity interests or sell its equity interests in the network. Since September 1997, the Company has increased its ownership interest to 100% in Operating Companies in seven of its markets. As a result, since December 31, 1995, the Company's weighted average ownership interest (based on gross property, plant and equipment) in its Operating Companies has increased to 76.0% from 44.0%.

         The location of the Company's executive offices is Main at Water Street, Coudersport, Pennsylvania 16915, and its telephone number is (814) 274-9830.

              Ownership of the Company and the Operating Companies

         Hyperion is a 66.0% owned subsidiary, on a fully diluted basis as of June 5, 1998, of Adelphia Communications Corporation ("Adelphia"). See "--Recent Developments" and "Description of Capital Stock." As of March 31, 1998, Adelphia was the seventh largest cable television company in the United States and, as of March 31, 1998, owned or managed cable television systems that served approximately 1.97 million subscribers in 12 states. In addition, senior executives of the Company owned 6.7% of the Common Stock of the Company, on a fully diluted basis as of May 31, 1998. As of March 31, 1998, the Company's 22 Existing Networks were owned through (i) eight partnerships or limited liability companies with Local Partners (together with the entities described in clause
(iv) below, the "Operating Partnerships"), encompassing nine networks, (ii) 10 wholly owned subsidiaries of the Company, encompassing 11 networks, (iii) one corporation, encompassing one network, in which the Company is a minority shareholder and (iv) one company, encompassing one network, in which the Company is the majority equityholder (the entities described in clauses (ii) and (iii) are collectively referred to as the "Operating Corporations," and the Operating Corporations and the Operating Partnerships are collectively referred to as the "Operating Companies"). The Company is responsible for the network design, management, billing and operation of the Operating Companies, for which it receives management fees.

         The following is an overview of Hyperion's networks and respective ownership interests as of March 31, 1998.


                                                                 Actual or
                                                             Expected Date of     Hyperion     Local Partner
Company Networks                                               Operation (a)      Interest

                     Northeast Cluster
Vermont                                                            11/94            100.0%    --
Syracuse, NY                                                        8/92            100.0     --
Buffalo, NY                                                         1/95            100.0     --
Albany, NY                                                         12/98            100.0     --
                   Mid-Atlantic Cluster
Charlottesville, VA                                                11/95            100.0     --
Scranton/Wilkes-Barre, PA                                           5/98            100.0     --
Harrisburg, PA                                                      4/95            100.0     --
Morristown, NJ                                                      7/96            100.0     --
New Brunswick, NJ                                                  11/95            100.0     --
Philadelphia, PA                                                    8/96             50.0      PECO Energy
Allentown/Bethlehem/Easton/Reading, PA ("ABER")                     5/98             50.0      PECO Energy
York, PA                                                            5/97             50.0      Susquehanna Cable
State College/Altoona, PA                                          10/98             50.0      Allegheny Energy
Richmond, VA                                                        9/93             37.0      MediaOne
                     Mid-South Cluster
Lexington, KY                                                       6/97            100.0     --
Louisville, KY                                                      3/95            100.0     --
Nashville, TN                                                      11/94             95.0      InterMedia Partners
Baton Rouge, LA                                                    12/97             50.0      Entergy
Jackson, MS                                                        12/97             50.0      Entergy
Little Rock, AR                                                    12/97             50.0      Entergy
                      Other Networks
Wichita, KS                                                         9/94             49.9      Gannett
Jacksonville, FL                                                    9/92             20.0      MediaOne

Weighted Average Ownership (b)                                        --             76.0%    --

(a) Refers to the date on which (i) the network is connected to at least one IXC POP, (ii) the network is capable of accepting traffic from IXCs and end users, (iii) the Company's central office is fully functional and (iv) the initial network SONET fiber ring has been completed.

(b) Based upon gross property, plant and equipment of the Company and the Operating Companies as of December 31, 1997, as adjusted for the purchase of certain partners' interests pursuant to the Rollups.

                               Recent Developments

         Initial Public Offering of Class A Common Stock and Related Transactions. On May 8, 1998, the Company issued and sold 10,000,000 shares of Class A Common Stock at a purchase price of $16.00 per share (less underwriting discounts and commissions of $1.00 per share) to a syndicate of underwriters represented by Smith Barney Inc., Credit Suisse First Boston Corporation and Nationsbanc Montgomery Securities LLC (the "U.S. Offering"). Simultaneously therewith, the Company issued and sold an additional 2,500,000 shares of Class A Common Stock at a purchase price of $16.00 per share (less underwriting discounts and commissions of $1.00 per share) to a syndicate of underwriters managed by Smith Barney Inc., Credit Suisse First Boston (Europe) Limited and Nationsbanc Montgomery Securities LLC (the "International Offering"). The U.S.

Offering and the International Offering (together, the "Offerings") netted aggregate proceeds to the Company of approximately $187.5 million.

         Simultaneously with the closing of the Offerings, the Company issued and sold an additional 3,324,001 shares of Class A Common Stock to Adelphia at a purchase price of $15.00 per share (or an aggregate of approximately $49.9 million). In addition, at such closing, the Company issued 3,642,666 shares of Class A Common Stock to Adelphia in exchange for certain of the Company's indebtedness and payables owed to Adelphia at a purchase price of $15.00 per share (or an aggregate of $54.6 million). For information regarding other transactions related to the Offerings, see "Description of Capital Stock".

         On June 5, 1998, the Company issued and sold 350,000 shares of Class A Common Stock to the underwriters of the U.S. Offering at a purchase price of $16.00 per share (less underwriting discounts and commissions of $1.00 per share). Such shares were purchased pursuant to an over-allotment option available to the underwriters. The net proceeds to the Company upon the closing of the exercise of the over-allotment option totaled approximately $5,250,000.

         Increased Network Ownership. On September 12, 1997 and February 12, 1998, the Company consummated purchase agreements with former Local Partners, Time Warner Entertainment Advance/Newhouse ("TWEAN"), Tele-Communications, Inc. and Lenfest Telephony, Inc., thereby increasing the Company's ownership interest in seven of its networks to 100% (collectively, the "Rollups"). As a result of the Rollups, the Company's weighted average ownership in its networks, based upon gross property plant and equipment, increased to 76.0%. The Rollups are consistent with the Company's goal to own at least a 50% interest in each of its Operating Companies and to dispose of its interests in those in which acquiring a controlling interest is not economically attractive. The Company may consider similar transactions from time to time in its other markets.

         Completed Strategic Agreements. The Company has recently completed a number of strategic agreements that expand the number of markets served by the Company. In April 1998, the Company entered into agreements with Metromedia Fiber Network Services, Inc. to lease long haul fiber from Washington D.C. to Stamford, CT. On December 1, 1997, the Company entered into an agreement with Allegheny Energy to provide communications services over networks to be constructed in State College and Altoona, Pennsylvania. Also in December 1997, the Company initiated service on three networks pursuant to an agreement with Entergy Corporation ("Entergy") whereby the Company and Entergy each have a 50% stake in networks located in Little Rock, Arkansas, Jackson, Mississippi, and Baton Rouge, Louisiana. In addition, in June 1997, the Company entered into agreements (collectively, the "MCI Preferred Provider Agreement") with MCImetro Access Transmission Services, Inc. (together with its affiliate, MCI Communications, Inc., "MCI") designating the Company as MCI's preferred provider of end user dedicated access circuits for new MCI customers and of end users dedicated access circuits resulting from conversions from the incumbent LEC in the Company's markets. In addition, Hyperion has a right of first refusal to provide MCI all new dedicated local network access circuits in the Company's markets. The Company also granted certain warrants to MCI to purchase Class A Common Stock (the "MCI Warrant") which warrant was recently purchased by Adelphia from MCI in connection with the transactions consummated with the Offerings. For further information with respect to the MCI Warrant and related matters, see "Description of Capital Stock".

         Completed Recent Financings. On October 9, 1997, Hyperion sold $200.0 million aggregate liquidation preference (the "Preferred Stock Offering") of 12 7/8% Senior Exchangeable Redeemable Preferred Stock due 2007 (the "Preferred Stock") and on August 27, 1997, the Company sold $250.0 million aggregate principal amount (the "Senior Secured Note Offering") of 12 1/4% Senior Secured Notes due 2004 (the "Senior Secured Notes"). The combined net proceeds from these offerings were approximately $438.7 million, with $83.4 million from the Senior Secured Note Offering being placed in an escrow account to provide for payment of the first six scheduled interest payments on the Senior Secured Notes, and the remainder of the proceeds used to fund capital expenditures, the acquisition of increased ownership interests in certain networks, the continued expansion of its networks and for general corporate and working capital purposes.

         On December 31, 1997, the Company consummated an agreement for a $24.5 million long term lease facility with AT&T Capital Corporation (the "AT&T Lease

Agreement"). The lease facility provides financing for certain of the Operating Companies' switching equipment and includes the sale and leaseback of certain switching equipment, for which the Company received $14.9 million.

         Participation in LMDS Auction. On March 25, 1998, the Federal Communications Commission ("FCC") completed the auction of licenses for Local Multipoint Distribution Service ("LMDS"). The Company, through a limited partnership in which it is a 49.9% limited partner, was the successful bidder at a net cost of $25.6 million for 232 31-GHz licenses, which cover approximately 38% of the nation's population - in excess of 90 million people in the eastern half of the United States. The Company funded $10 million of such purchase in January 1998, and is committed to provide further funding to consummate such purchase upon the final granting of such licenses by the FCC. LMDS is a fixed broadband point-to-multipoint service which the FCC anticipates will be used for the deployment of wireless local loop, high-speed data transfer and video broadcasting services. The Company plans to use such spectrum for "last-mile" connectivity in certain of its markets, and believes the spectrum to be highly complementary to its fiber-based systems. There can be no assurances that LMDS spectrum will provide a cost-effective means to connect to end user locations.


                                          Summary Description of Warrants

Total Number of Warrants....................................329,000  Warrants, which, when exercised, currently entitle the holders thereof to acquire an aggregate of
                                                            1,993,638 shares of Class B Common Stock of the Company.

Expiration of Warrants......................................The Warrants will automatically  expire on April 1, 2001
                                                            (the  "Expiration  Date").  The Company will give notice
                                                            of  expiration  not less  than 90 nor more than 120 days
                                                            prior to the Expiration  Date to the registered  holders
                                                            of the then outstanding  Warrants.  If the Company fails
                                                            to give such notice,  the Warrants will not expire until
                                                            90 days after the Company gives such notice.

Exercise....................................................Each Warrant, when exercised, will entitle the holder thereof to purchase 6.06 shares of the Class B Common Stock at an exercise price of $0.00308 per share. The Warrants
                                                            are exercisable at any time on or after the earlier to occur of (i) May 1, 1997 and (ii) in the event a Change of
                                                            Control occurs, the date the Company mails notice thereof
                                                            to holders of the Warrants. The number of shares of Class B
                                                            Common Stock for which, and the price per share at which,
                                                            a Warrant is exercisable are subject to adjustment upon the occurrence of certain events, as provided in the warrant agreement relating to the Warrants dated April 15, 1996 (the "Warrant
                                                            Agreement").

                       The Offering of Warrant Shares

Shares of Class B Common Stock to be Offered by Hyperion
Upon Exercise of the Warrants.............................  1,993,638(1)

Shares of Class B Common Stock to be Outstanding after
the Offering of Warrant Shares............................. 34,493,638(2)

Shares of Class A Common Stock Outstanding as of June 5,
1998....................................................... 21,291,079(3)

Use of Proceeds...........................................  Any proceeds received by the Company  upon  exercise of
                                                            the  Warrants will  be  used  for  general   corporate
                                                            purposes.

(1) As of June 5, 1998, assuming no exercise of the Warrants. Subject to adjustment upon the occurrence of certain events, as provided in the Warrant Agreement.

(2) As of June 5, 1998, assuming the exercise of all Warrants and no conversion of the Warrant Shares into Class A Common Stock.

(3) To the Company's knowledge, as of June 5, 1998, approximately 113,713 Warrants had been exercised for 689,101 shares of Class B Common Stock, of which 287,788 shares were converted in Class A Common Stock.


                                  RISK FACTORS

         In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing the Warrants or Warrant Shares registered hereby.

         Certain information included or incorporated by reference in this Prospectus is forward-looking, such as information relating to the effects of future regulation, future capital commitments and the effects of competition. This includes statements regarding the intent, belief and current expectations of the Company and its directors and officers. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, uncertainties relating to the Company's ability to successfully market its services to current and new customers, access markets on a nondiscriminatory basis, identify, design and construct fiber optic networks, install cable and facilities (including switching electronics), and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as risks and uncertainties relating to general economic conditions, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, and inventories, technological developments and changes in the competitive environment in which the Company operates. Persons reading this Prospectus are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

Absence of a Public Market for the Warrants and Warrant Shares

         The Warrants were issued by the Company as part of a private placement of units in April 1996 (the "Private Placement"). Neither the Warrants nor the Warrant Shares are listed on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, there can be no assurance as to the liquidity of or the development of any market for the Warrants or the Warrant Shares. The Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol "HYPT".

Negative Cash Flow and Operating Losses; Limited History of Operations

         The Company has experienced significant losses since its inception, with operating losses of approximately $2.6 million, $3.6 million, $9.1 million, $6.0 million and $12.7 million for the fiscal years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1996 and 1997, respectively. The Company expects to continue to incur substantial operating losses in the foreseeable future as it pursues its plans to expand its networks, service offerings and customer base. There can be no assurance that such losses will not continue indefinitely. The Company currently accounts for its ownership interests in the Operating Companies in which it does not have majority ownership interest using the equity method and, therefore, the Company's consolidated financial statements include only the Company's pro rata share of such Operating Companies' net losses as equity in net losses of joint ventures.

         The Company was formed in October 1991 and, as of March 31, 1998, only 11 of its 18 operational networks had been in operation for more than 24 months and four Existing Networks were not yet in operation. Prospective investors therefore have limited historical financial information about the Company upon which to base an evaluation of the Company's performance. The development of the Company's businesses and the installation and expansion of its Existing Networks and New Networks require significant expenditures, a substantial portion of which are made before any revenues may be realized. Certain of the expenditures, including marketing, sales and general and administrative costs, are expensed as incurred, while certain other expenditures, including network design and construction, negotiation of rights-of-way and costs to obtain legal and regulatory approval, are deferred until the applicable network is operational. The Company will continue to incur significant expenditures in connection with the construction, acquisition, development and expansion of the Company's and Operating Companies' networks, services and customer base.

         In light of the Company's limited operating history, its history of significant operating losses and its expectation that it will continue to incur significant expenses and operating losses for the foreseeable future, there can be no assurance that the Company will be able to implement its growth strategy or achieve or sustain profitability.

Significant Future Capital Requirements

         Expansion of the Company's Existing Networks and services and the development of New Networks and additional networks and services requires significant capital expenditures. The Company's operations have required and will continue to require substantial capital investment for (i) the installation of electronics for switched services in the Company's networks, (ii) the expansion and improvement of the Company's NOCC and Existing Networks and (iii) the design, construction and development of New Networks. The Company plans to make substantial capital investments and investments in Operating Companies in connection with the installation of 5ESS switches or remote switching modules in all of its Existing Networks and will install additional 5ESSs or remote switching modules in each of the Company's future operational markets. To date, the Company has installed switches in 17 of its Existing Networks and plans to install in all of its New Networks a standard switching platform based on the Lucent 5ESS switch technology. In addition, the Company intends to increase spending on marketing and sales significantly in the foreseeable future in connection with the expansion of its sales force and marketing efforts generally. The Company estimates that it will require approximately $420 million to fund anticipated capital expenditures, working capital requirements and operating losses of the Company and investments in its Existing Networks and New Networks through the end of 1999. The Company believes that it has sufficient capital resources, including recent capital infusions, to fund the Company's capital expenditures, working capital requirements, operating losses and pro rata investments in the Operating Companies (exclusive of future increases in ownership interests in the Operating Companies and the funds necessary to acquire LMDS spectrum as a result of the LMDS Auction and any additional funds allocated to the construction and deployment of associated facilities) through mid-2000. However, there can be no assurance (i) that the Company's future cash requirements will not vary significantly from those presently planned due to a variety of factors including acquisition of additional networks, successful bidding in the LMDS Auction, continued acquisition of increased ownership in its networks and material variances from expected capital expenditure requirements for Existing Networks and New Networks or (ii) that anticipated financings, Local Partner investments and other sources of capital will become available to the Company. Accordingly, there can be no assurance that the Company will not seek to raise additional capital prior to the end of 1999. In addition, it is possible that expansion of the Company's networks may include the geographic expansion of the Company's existing clusters and the development of other new markets not currently planned. The Company expects to continue to build new networks in additional markets with utility partners, which have broader geographic coverage and require higher capital outlays than those with cable partners in the past. The Company also has funded the purchase of certain partnership interests and expects to fund additional purchases of partnership interests. See "--Risks Associated with Joint Ventures" and "Prospectus Summary--Recent Developments."

         The Company expects to fund its capital requirements through existing resources, credit facilities and vendor financings at the Company and Operating Company levels, internally generated funds, equity invested by Local Partners in Operating Companies and additional debt or equity financings, as appropriate, and expects to fund its purchase of partnership interests of Local Partners through existing resources, internally generated funds and additional debt or equity financings, as appropriate. There can be no assurance, however, that the Company will be successful in generating sufficient cash flow or in raising sufficient debt or equity capital on terms that it will consider acceptable, or at all.

         The expectations of required future capital expenditures are based on the Company's current estimates. There can be no assurance that actual expenditures will not significantly exceed current estimates or that the Company will not accelerate its capital expenditure spending.

Risk of New Service Acceptance by Customers

         The Company is currently in the process of introducing a number of services, primarily local exchange services, that the Company believes are important to its long-term growth. The success of these services will be dependent upon, among other things, the willingness of customers to accept the Company as a new provider of such new telecommunications services. No assurance can be given that such acceptance will occur, and the lack of such acceptance could have a material adverse effect on the Company.

Expansion Risk; Additional Personnel

         The Company is experiencing a period of rapid expansion which the Company believes will accelerate in the foreseeable future. The operating complexity of the Company, as well as the responsibilities of management personnel, have increased as a result of this expansion. The Company's ability to manage such growth effectively will require it to continue to expand and improve its operational and financial systems and to expand, train and manage its employee base. In addition, the Company and the Operating Companies intend to significantly increase the hiring of additional sales and marketing personnel. There can be no assurance that such new personnel will be successfully integrated into the Company or the Operating Companies, as the case may be, or whether a sufficient number of qualified personnel will be available at all. The Company's inability to effectively manage its hiring of additional personnel and expansion could have a material adverse effect on its business and results of operations.

Holding Company Structure; Inability to Access Cash Flow

         The Company is a holding company with substantially all of its operations conducted through the Operating Companies, and the Company expects that it may develop new networks and operations in the future through joint ventures. In addition, as of March 31, 1998, 10 of the Company's 22 Existing Networks were owned by Joint Ventures in which the Company owned 50% or less of the equity interests, and future Joint Ventures may be developed in which the Company will own less than 50% of the equity interests. Accordingly, the Company's cash flow and, consequently, its ability to service its debt, including the Senior Notes, the Senior Secured Notes, the Exchange Debentures (as defined), if any, any other indebtedness and its obligations with respect to the Preferred Stock, is dependent on the Company receiving its pro rata share of the cash flow of the Operating Companies and the payment of funds by those Operating Companies in the form of management fees, loans, dividends, distributions or otherwise. The Operating Companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes, the Senior Secured Notes, the Preferred Stock or to make any funds available therefor, whether in the form of loans, dividends, distributions or otherwise. Furthermore, the Company may be unable to access its portion of the cash flow of certain of the Operating Companies because it holds a 50% or less ownership interest in certain of such entities and, therefore, does not have the requisite control to cause such entities to make distributions or pay dividends to the partners or equity holders. In addition, such entities will be permitted to incur indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans. See "--Risks Associated with Joint Ventures" and "--Substantial Leverage."

Substantial Leverage

         As of December 31, 1997, the Company's total amount of debt and redeemable preferred stock outstanding was $722.7 million and the Company had a stockholders' deficiency of $106.2 million. In addition, in each year since its inception, despite increasing revenues, the Company's earnings have been inadequate to cover its combined fixed charges and preferred stock dividends by a substantial and increasing margin. Moreover, the Company anticipates that earnings will be insufficient to cover combined fixed charges and preferred stock dividends for the foreseeable future. Commencing on October 15, 2001, semi-annual cash interest payments of $21.4 million will be due and payable on the Company's 13% Senior Discount Notes due April 15, 2003 (the "Senior Notes"), commencing on March 1, 1998, semi-annual cash payments of $15.3 million on the Senior Secured Notes are due and payable, and commencing on October 15, 2002, quarterly cash dividends of $12.2 million on the Preferred Stock (assuming that all dividends prior to such date are paid in additional shares of Preferred Stock) will become due and payable.

         Because the Company currently has, and anticipates that it will continue to have, a substantial consolidated operating cash flow deficit, its ability to (i) make cash interest payments on the Senior Notes commencing on October 15, 2001 and to repay its obligations on the Senior Notes at maturity,
(ii) make cash interest payments on the Senior Secured Notes commencing on March 1, 1998, and to repay its obligations on the Senior Secured Notes at maturity and (iii) make cash dividend payments on the Preferred Stock commencing on October 15, 2002, and to redeem the Preferred Stock at maturity, will be dependent on developing one or more sources of cash flow prior to the date on which such cash payment obligations arise. To accomplish this, the Company may seek to (i) refinance all or a portion of the Senior Notes, the Senior Secured Notes and/or the Preferred Stock (or the debentures exchanged therefor, including any such debentures issued in lieu of cash interest thereon, as the case may be, the "Exchange Debentures"), (ii) sell all or a portion of its interests in one or more of the Operating Companies, (iii) negotiate with its current Local Partners to permit any excess cash generated by its Operating Companies to be distributed to the partners rather than invested in the businesses of such Operating Companies and/or (iv) invest in companies that will make substantial cash distributions. There can be no assurance that (i) there will be a market for the debt or equity securities of the Company in the future,
(ii) the Company will be able to sell assets in a timely manner or on commercially reasonable terms or in an amount that will be sufficient to make cash interest or dividend payments and to repay the Senior Notes, the Senior Secured Notes and/or redeem the Preferred Stock (or repay the Exchange Debentures, as the case may be) when due, (iii) the Company will be able to persuade its Local Partners that cash generated by the operations of the Operating Companies should be distributed to partners, members or shareholders or (iv) the Company will be able to locate and invest in companies that will be mature enough to make substantial cash contributions to the Company prior to the time such payments are due.

Control by Principal Stockholder; Effect of Transfer of Class B Common Stock; Potential Conflicts of Interest

         Assuming no prior exercise of the Warrants, as of June 5, 1998, Adelphia owned approximately 66.0%, on a fully diluted basis, of the Company with an additional 6.7%, on a fully diluted basis, owned by Messrs. Milliard, Drenning, Fajerski and Fowler, all of whom are senior executives of the Company. Assuming no conversion of the Class B Common Stock into Class A Common Stock, Adelphia owns 84.4% of the fully diluted Class B Common Stock of the Company, which is entitled to ten votes per share, whereas the holders of Class A Common Stock are entitled to one vote per share. There are no restrictions in the Company's certificate of incorporation regarding the ability to transfer the Class B Common Stock. See "Description of Capital Stock." As of June 5, 1998, Adelphia controlled approximately 85.1% of the outstanding combined voting power of both classes of Common Stock. Accordingly, Adelphia is able to control the vote on corporate matters requiring stockholder approval, including, but not limited to, electing directors, amending the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets. In addition, Adelphia will be able to transfer control of the Company through the transfer of its Class B Common Stock to an unrelated third party.

           Through its ownership of the outstanding capital stock of the Company, Adelphia has substantial influence over certain corporate transactions of the Company, including its ability to enter into joint ventures and other business relationships. As a result, the Company may be subject to possible conflicts of interest arising from the relationship with Adelphia in connection with the pursuit of business opportunities in the telecommunications industry. Although certain officers and directors of the Company, who are also officers and directors of Adelphia, have certain fiduciary obligations to the Company under Delaware law, such officers and directors are in positions that may create conflicts of interest. There can be no assurance that any such conflict will be resolved in favor of the Company. Three directors of Adelphia serve on the Special Nominating Committee of the Board of Directors of the Company, which is empowered to expand the number of seats on the Company's Board of Directors to up to 14 and to fill the vacancies created thereby.

             Need to Obtain and Maintain Permits and Rights-of-Way

         The Company expects that in connection with its planned construction and development of certain of its New Networks that it will be required to obtain and maintain permits and rights-of-way to develop and operate such networks. There can be no assurance that the Company or the Operating Companies, through Local Partners, Adelphia or their own efforts, will be able to obtain new permits and rights-of-way, maintain existing permits and rights-of-way or to obtain and maintain the other permits and rights-of-way needed to develop and operate Existing Networks and New Networks. In addition, the Company and the Operating Companies may require pole attachment or conduit use agreements with incumbent LECs, utilities or other LECs to operate Existing Networks and New Networks, and there can be no assurance that such agreements will be obtained or will be obtainable on reasonable terms. Failure to obtain or maintain such permits, rights-of-way and agreements could have a material adverse effect on the Company's ability to operate and expand its networks.

         The amount of lease payments could be affected by the costs the Local Partners incur for attachments to poles, or use of conduit, owned by incumbent LECs or electric utilities. Various State PUCs and the FCC are reviewing whether use of Local Partner facilities for telecommunications purposes (as occurs when the Operating Companies lease fiber optic capacity from Local Partners) should entitle incumbent LECs and electric utilities to raise pole attachment or conduit occupancy fees. Such increased fees could result in an increase in the amount of the lease payments made by the Operating Companies to the Local Partners and could have a significant impact on the profitability of the Operating Companies.

                                  Competition

         In each of the markets served by the Company's networks, the services offered by the Company compete principally with the services offered by the incumbent LEC serving that area. Incumbent LECs have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. In light of the passage of the Telecommunications Act of 1996 (the "Telecommunications Act"), federal and state regulatory initiatives will provide increased business opportunities to CLECs such as the Company, but regulators are likely to provide incumbent LECs with increased pricing flexibility for their services as competition increases. If incumbent LECs are allowed by regulators to lower their rates substantially or selectively engage in excessive volume and term discount pricing practices for their customers or charge CLECs excessive fees for interconnection to the incumbent LECs' networks, the net income and cash flow of CLECs, including the Operating Companies, could be materially and adversely affected.

         The Telecommunications Act also establishes procedures under which the Regional Bell Operating Companies ("RBOCs") can obtain authority to provide long distance services if they comply with certain interconnection requirements. To date, the FCC authority to provide in-region interLATA service has been sought by Ameritech in Michigan, Southwestern Bell in Oklahoma, and BellSouth in Louisiana and South Carolina. The Department of Justice has opposed each request, and each request has been denied by the FCC. An approval could result in decreased market share for the major IXCs, which are among the Operating Companies' significant customers. Such a result could have an adverse effect on the Company.

         There has been significant merger activity among the RBOCs in anticipation of entry into the long distance market, including the merger of Bell Atlantic and NYNEX, whose combined territory covers a substantial portion of the Company's markets. If RBOCs are permitted to provide such services, they will ultimately be in a position to offer single source service for local and long distance communications and subsidize the price of their long distance prices with charges on local service. Other combinations are occurring in the industry, which may have an effect on the Company, such as the pending combination between Worldcom and MCI or between AT&T Corp. and Teleport Communications Group Inc. ("TCG"). The effects of these combinations, if consummated, are unknown at this time. The Company believes that, if consummated, such combinations will also affect the Company's strategy of originating and terminating a significant proportion of its customers' communications traffic over its own networks, rather than relying on the network of the incumbent LEC.

         The Company also faces, and will continue to face, competition from other current and potential market entrants, including other CLECs, incumbent LECs which are not subject to RBOC restrictions on long distance, AT&T, MCI,

Sprint and other IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers and private networks built by large end users. The Telecommunications Act facilitates such entry by requiring incumbent LECs to allow new entrants to acquire local services at wholesale prices for resale, and to purchase unbundled networks at cost-based rates. Substantially all of the Company's markets are served by one or more CLECs other than the Company. In addition, all of the major IXCs are expected to enter the market for local telecommunications services. Both AT&T and MCI have announced that they have begun to offer local telephone services in some areas of the country, and AT&T recently announced a new wireless technology for providing local telephone service. Although the Company has good relationships with the IXCs, there are no assurances that any of these IXCs will not build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use the Company's services when entering the market for local exchange services.

         The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business.

         Many of the Company's current and potential competitors, particularly incumbent LECs, have financial, personnel and other resources substantially greater than those of the Company, as well as other competitive advantages over the Company.

               Regulation and Risks of the Telecommunications Act

         The Company is subject to varying degrees of federal, state and local regulation. The Company is not currently subject to price cap or rate of return regulation by the FCC, nor is it currently required to obtain FCC authorization for the installation, acquisition or operation of its network facilities. However, the Operating Companies that provide intrastate services are generally subject to certification and tariff filing requirements by state regulators and may also be subject to state reporting, customer service, service quality, unbundling, universal service or other requirements. Challenges to these tariffs and certificates by third parties or independent action by state public utility commissions ("State PUCs") could cause the Company to incur substantial legal and administrative expenses.

         Although the Telecommunications Act is intended to eliminate many legal barriers to entry, no assurance can be given that changes in current or future regulations adopted by the FCC or State PUCs or other legislative or judicial initiatives relating to the telecommunications industry, including initiatives that address access charge and universal service requirements, will not have a material adverse effect on the Company. In particular, the Company's belief that the entire $97 billion local exchange market may ultimately be open to CLEC competition depends upon favorable interpretations of the Telecommunications Act. The ability of the Company and the Operating Companies to compete in these new market segments may be adversely affected if incumbent LECs are granted greater pricing flexibility and other regulatory relief that enables them to impose costs on potential competitors or otherwise restrict the Company's ability to serve its customers and attract new customers. In addition, the Telecommunications Act removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in the Company's markets.

         While the Telecommunications Act requires incumbent LECs, including RBOCs, to enter into agreements to interconnect with, and generally to sell unbundled network elements or to resell services to, CLECs, LEC-CLEC interconnection agreements may have short terms, requiring the CLEC to renegotiate the agreements repeatedly. LECs may not provide timely provisioning or adequate service quality thereby impairing a CLEC's reputation with customers who can easily switch back to the LEC. In addition, the prices set in the agreements may be subject to significant rate increases if State PUCs establish prices designed to pass on to the CLECs part of the cost of providing universal service.

         The Company also depends on timely and high-quality provisioning by LECs for purposes of interconnecting the Company's and LEC's networks, purchasing elements of the LEC's network to serve the Company's customers, transferring the phone numbers of new Company customers from the LEC that formerly served them and obtaining other facilities and services. While the Telecommunications Act requires LECs to provide the same quality of service to the Company and other CLECs as LECs provide to their own end user customers, on some occasions LECs have provided poor-quality service. The Company cannot attract and maintain customers for which such facilities and services must be purchased from LECs if the quality of service is less than the customer has experienced or obtained from the LEC.

                      Risks Associated with Joint Ventures

         Most of the Operating Companies' agreements with Local Partners ("Local Partner Agreements") contain mandatory buy/sell provisions that, after a certain number of years, can be initiated by either partner and result in one partner purchasing all of the other partner's interests. Accordingly, there can be no assurance that the Company and its subsidiaries will continue to be in partnership with their current Local Partner, or any other partner, in each of their respective markets, or that the Company or its subsidiaries will have sufficient funds to purchase the partnership interest of such other partner. In addition, if a partner triggers such buy/sell provisions and the Company is unable to purchase the initiating partner's interests, the Company will be forced to sell its interests to the partner, thereby terminating the partnership, which could result in a material adverse effect on the future cash flow of the Company.

         The bankruptcy or insolvency of a Local Partner or an Operating Company could result in the termination of the respective Local Partner Agreement and the related fiber lease agreement. The effect of such terminations could be materially adverse to the Company and the respective Operating Company. Similarly, all of the management agreements, two of the Local Partner Agreements and five of the fiber lease agreements can be terminated by the respective Local Partner at various times during the next seven years. While the Company believes such agreements will be renewed, there can be no assurance that the Local Partner will not seek to terminate the agreements. Accordingly, the failure to renew such agreements could materially adversely affect the Company and the respective Operating Companies. In addition, the failure of a Local Partner to make required capital contributions could have a material adverse effect on the Company and the respective Operating Company.

         Neither the Senior Indenture, the Senior Secured Indenture, nor the Preferred Stock Certificate of Designation restricts the amount of indebtedness that can be incurred by Operating Companies in which the Company owns a less than 45% interest. The Company expects that certain of the Operating Companies may begin to incur substantial indebtedness in the foreseeable future. Accordingly, the Company's ability to access the cash flow and assets of such Operating Companies may be severely limited.

                         Risk Related to LMDS Strategy

         LMDS is a new service, and major telecommunications equipment manufacturers have yet to introduce infrastructure products for the LMDS frequency band. As a result, no wireless local loop systems are currently operating under LMDS, and implementation of such systems could be subject to unforeseen delays, costs and possible quality and implementation issues. Material aspects of the Company's LMDS implementation strategy are still being developed and defined, and there can be no assurance that the Company will develop and implement a successful and profitable LMDS strategy, or that implementation of its LMDS strategy will not involve substantial expense.

Rapid Technological Changes

         The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on the Company.

Impact of the Year 2000 Issue

         The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have data-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company has received assurance from its major software vendors that the products used by the Company are year 2000 compliant and will function adequately. If the systems of other companies on whose services the Company depends or with whom the Company's systems interface are not year 2000 compliant, it could have a material adverse effect on the Company. The Company will continue its year 2000 issue assessment and, if it comes to the attention of the Company's management that any of its systems, or the systems of those on whom the Company relies, are not year 2000 compliant, the Company intends to develop an action plan, and assess the resources it would be required to devote, to address such problem. There can be no assurance that devoting further resources of the Company will prevent the year 2000 issue from having a material adverse effect on the Company.

 Dependence upon Network Infrastructure; Risk of System Failure; Security Risks

         The Company's success in marketing its services to business and government users requires that the Company provide superior reliability, capacity and security via its network infrastructure. The Company's networks are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which may cause interruptions in service or reduced capacity for the Company's customers. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the Company's business, financial condition and results of operations.

                          Dependence on Key Personnel

         The success of the Company and its growth strategy depends in large part on the Company's ability to attract and retain key management, marketing and operations personnel. Currently, the Company's businesses are managed by a small number of management and operating personnel with certain other services, including financial and certain accounting services, provided by Adelphia. There can be no assurance that the Company will attract and retain the qualified personnel needed to manage, operate and further develop its business. In addition, the loss of the services of any one or more members of the Company's senior management team could have a material adverse effect on the Company.

                        Dependence on Business from IXCs

         For the fiscal year ended March 31, 1997 and for the nine months ended December 31, 1997, approximately 61% and 50%, respectively, of the Operating Companies' combined revenues were attributable to access services provided to MCI, AT&T and other IXCs. The loss of access revenues from IXCs in general or the loss of MCI or AT&T as a customer could have a material adverse effect on the Company's current revenue stream.

         In addition, the Telecommunications Act establishes procedures under which RBOCs can obtain authority to compete with the IXCs in the long distance market, which could result in a decreased market share for IXCs. See "--Competition." Due to the Operating Companies' dependence on business from IXCs, any significant loss of market share by the IXCs could have a material adverse effect on the Company.

             Restrictions on the Company's Ability to Pay Dividends

         To date, the Company has not paid cash dividends on its shares of Common Stock. The ability of the Company to pay cash dividends on the Preferred Stock, the Common Stock or other capital stock and to redeem the Preferred Stock upon maturity is substantially restricted under various covenants and conditions contained in the indentures with respect to the Senior Notes (the "Senior Indenture"), the Senior Secured Notes ("the Senior Secured Indenture") and the Certificate of Designation with respect to the Preferred Stock. In addition to the limitations imposed on the payment of dividends by the Senior Indenture and the Senior Secured Indenture, under Delaware law the Company is permitted to pay dividends on its capital stock only out of its surplus, or in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. At December 31, 1997, the Company had a stockholders' deficiency of $106.2 million. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay cash dividends on its capital stock.

                            Lack of Dividend History

         The Company has never declared or paid any cash dividends on its Common Stock and does not expect to declare any such dividends on its Common Stock in the foreseeable future. Payment of any future dividends on its Common Stock will depend upon earnings and capital requirements of the Company, the Company's debt facilities and other factors the Board of Directors considers appropriate. The Company intends to retain its earnings, if any, to finance the development and expansion of its business, and therefore does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company's ability to declare dividends on its Common Stock is also restricted by certain covenants in the Senior Indenture, Senior Secured Indenture and the Preferred Stock Certificate of Designation.

                            Anti-Takeover Provisions

         The Company's Certificate of Incorporation and Bylaws, the provisions of the Delaware General Corporation Law and the Indentures with respect to the Senior Secured Notes and the Senior Notes may make it difficult in some respects to effect a change of control of the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Common Stock, may discourage third party bidders from making a bid for the Company, or may reduce any premiums paid to stockholders for their shares of Common Stock. In addition, the Board has the authority to fix the rights and preferences of and issue shares of the Company's Preferred Stock, which may have the effect of delaying or preventing a change of control of the Company without action by its stockholders.

         The Company and its Operating Companies are subject to regulation by State PUCs in the states in which they operate. Certain states have statutes and certain State PUCs have passed or are considering passing regulations that would require an investor who acquires a specified percentage of the Company's or the relevant Operating Company's securities to obtain approval to own such securities from such state or State PUC.

                                 USE OF PROCEEDS

         Except for the sale of the Warrant Shares upon the exercise of the Warrants, the Company is not selling any of the Warrants or the Warrant Shares and will not receive any of the proceeds from the sale of the Warrants and the Warrant Shares by the Selling Securityholders. Any proceeds received by the Company upon the exercise of the Warrants will be used for general corporate purposes.

                           THE SELLING SECURITYHOLDERS

         The Selling Securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Warrants and Warrant Shares issued upon exercise of the Warrants. The following table sets forth certain information regarding the Selling Securityholders' ownership of the Warrant Shares and of the Warrants, to the knowledge of the Company as of May 1, 1998, and prior to the exercise of any Warrants by the Selling Securityholders. No Selling Securityholder has held any position, office or had any other material relationship with the Company, its predecessors or affiliates during the past three years. Although the Selling Securityholders may offer some or all of their respective Warrants or Warrant Shares pursuant to the Prospectus, the following table assumes that all such Warrants or Warrant Shares have been sold upon termination of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their respective Warrants or Warrant Shares since the date on which they provided information thereon in transactions exempt from the registration requirements of the Securities Act, or may have acquired and/or sold shares of Class A Common Stock on or after May 8, 1998, the date of the Offerings. To the knowledge of the Company, except as disclosed in the table below, the Selling Securityholders did not own, nor have any rights to acquire, any other shares of Common Stock as of May 1, 1998.


---------------------- -------------------------------------------------- -----------------------------------------------
                                         Common Stock                                        Warrants
Name of Selling        Beneficially Owned                                  Beneficially Owned
Securityholder         Prior to This Offering                Beneficially  Prior to This Offering             Beneficially
                                                 Offered     Owned                                 Offered    Owned
                       Number of   Percent of    for Sale    After This    Number     Percent of   for Sale   After This
                       Shares      Total                     Offering      of         Total                   Offering
                                   Outstanding                             Warrants   Outstanding
                                   Shares(1)                                          Warrants

1. B.B. Sneed            3,030         0.01          3,030         0            500         0.15        500        0
2. Beneficia            12,120         0.02         12,120         0          2,000         0.61      2,000        0
   Standard Life
   High Yield
3. Fidelity            145,379         0.26        145,379         0         23,990         7.29     23,990        0
   Investments
4  Harriet Rothkopf        121         0.00            121         0             20         0.01         20        0
   1993 Annuity Trust
   dated 7/24/93
5. Illinois             33,451         0.06         33,451         0          5,520         1.68      5,520        0
   Municipal
   Retirement Fund
6. Investors             2,424         0.00          2,424         0            400         0.12        400        0
   Fiduciary
   Services, Inc.
7. Judith Sidney           303         0.00            303         0             50         0.02         50        0
8. Lincoln National      1,212         0.00          1,212         0            200         0.06        200        0
   Putnam Mst Fund
9. Lutheran            145,440         0.26        145,440         0         24,000         7.29     24,000        0
   Brotherhood
   Research Corp.
10.ManUSA New           24,240         0.04         24,240         0          4,000         1.22      4,000        0
   Money High Yield
   Fund
11.Massachusetts         1,515         0.00          1,515         0            250         0.08        250        0
   Mutual Life
   Insurance
12.Mellon Bank          34,845          0.06        34,845         0          5,750         1.75      5,750        0
   Account Set
   Up Unit
13.Northstar            61,812          0.11        61,812         0         10,200         3.10     10,200        0
   Advantage High
   Total Return
   Fund
14.Northstar               909          0.00           909         0            150         0.05        150        0
   Multisector
   Fund
15.Northstar               909          0.00           909         0            150         0.05        150        0
   Yield Bond
   Fund
16.PCM                   3,030          0.01         3,030         0            500         0.15        500        0
   Diversified
   Income Trust
17.PCM Global            2,575          0.00         2,575         0            425         0.13        425        0
   Assets
   Allocation
------------------- -----------  -------------  ----------- ----------    ---------- ------------   --------- -------


---------------------- ---------------------------------------------------- ---------------------------------------------
                                         Common Stock                                        Warrants
Name of Selling        Beneficially Owned                                  Beneficially Owned
Securityholder         Prior to This Offering                Beneficially  Prior to This Offering             Beneficially
                                                 Offered     Owned                                 Offered    Owned
                       Number of   Percent of    for Sale    After This    Number     Percent of   for Sale   After This
                       Shares      Total                     Offering      of         Total                   Offering
                                   Outstanding                             Warrants   Outstanding
                                   Shares(1)                                          Warrants

18.PCM High Yield       28,694          0.05        28,694         0          4,735         1.44      4,735        0
   Fund
19.Penn Capital            181          0.00           181         0             30         0.01         30        0
   Management
20.Prospect              3,030          0.01         3,030         0            500         0.15        500        0
   Street High
   Income
   Portfolio
21.Prudential          133,320          0.23       133,320         0         22,000         6.69     22,000        0
   High Yield
   Fund
22.Putnam Asset          5,454          0.01         5,454         0            900         0.27        900        0
   Allocation
   Fund
23.Putnam Asset            606          0.00           606         0            100         0.03        100        0
   Allocation Fund
24.Putnam                1,515          0.00         1,515         0            250         0.08        250        0
   Convertible
   Opportunities
25.Putnam Diverse       55,539          0.10        55,539         0          9,165         2.79      9,165        0
   Income Fund
26.Putnam Equity           272          0.00           272         0             45         0.01         45        0
   Income Fund
27.Putnam High           1,515          0.00         1,515         0            250         0.08        250        0
   Income
   Convertible
   Fund
28.Putnam High          19,907          0.04        19,907         0          3,285         1.00      3,285        0
   Yield Advantage
29.Putnam High          96,687          0.17        96,687         0         15,955         4.85     15,955        0
   Yield Fund
30.Putnam Managed        1,636          0.00         1,636         0            270         0.08        270        0
   High-Yield
   Trust
31.Putnam Master         5,696          0.01         5,696         0            940         0.29        940        0
   Income Fund
32.Putnam Master         4,666          0.01         4,666         0            770         0.23        770        0
   Intermediate
   Income
33.Putnam               17,058          0.03        17,058         0          2,815         0.86      2,815        0
   Premiere Income
   Fund
34.Putnam Short          2,424          0.00         2,424         0            400         0.12        400        0
   Term Investment
   Grade Bond Fund
35.Richard S.               90          0.00            90         0             15         0.00         15        0
   Trutanic IRA
36.Richard S.               90          0.00            90         0             15         0.00         15        0
   Trutanic IRA
   Rollover
37.Richard S.               90          0.00            90         0             15         0.00         15        0
   Trutanic SEP IRA
38.Sunamerica           24,240          0.04        24,240         0          4,000         1.22      4,000        0
   Asset
   Management High
   Income Fund
39.Any other         1,117,706          1.97     1,117,706         0        184,440        56.06    184,440        0
   holder of
   Warrants or
   Warrant Shares
   (including Cede
   & Co. on behalf
   of such
   holders) or
   future
   transferee from
    such holders

TOTAL                1,993,638(2)      12.32     1,993,638(2)      0        329,000          100%   329,000        0
------------------- -----------  -------------  ----------- ----------    ---------- ------------   --------- -------


(1) Based on shares issued and outstanding as of May 31, 1998.

(2) Total shares reflects the number of shares of Class B Common Stock which may be issued upon exercise of all outstanding Warrants. The actual number of Warrant Shares may be lower since the Warrant Agreement provides for rounding to the next lowest whole number upon any given exercise of Warrants; fractional shares will not be issued by the Company.


         The Warrants owned by the Selling Securityholders represent all of the Warrants covered by the Registration Statement. Many of the Selling Securityholders acquired their Warrants in April 1996 pursuant to the Private Placement by the Company of units, each unit consisting of $1,000 principal amount at maturity of Senior Notes and one Warrant. Cede & Co. may hold Warrants pursuant to a global warrant on behalf of beneficial owners of the Warrants. It is contemplated that this Prospectus may be supplemented from time to time to include information with respect to such Selling Securityholders.

                              PLAN OF DISTRIBUTION

         The Warrants and Warrant Shares may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, if permitted pursuant to the Class B Warrant Registration Rights Agreement, the Selling Securityholders may from time to time offer the Warrants and Warrant Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders or the purchasers of Warrants and Warrant Shares for whom they may act as agents. The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the distribution of Warrants and Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Warrants and Warrant Shares by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The Warrants and Warrant Shares may be sold by a Selling Securityholder from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Securityholders. The sale of the Warrants and Warrant Shares may be effected (i) in transactions (which may involve crosses or block transactions) on any national securities exchange or quotation service on which the Warrants or Warrant Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Warrants or Warrant Shares is made, if required, a prospectus supplement will be distributed which will set forth the names of the Selling Securityholders, the aggregate amount and type of Warrants and Warrant Shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concession allowed or reallowed or paid to broker-dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the Warrants and Warrant Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Warrants and Warrant Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or any exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Warrants or Warrant Shares may be limited in its ability to engage in market activities with respect to such Warrants or Warrant Shares. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the time of purchases and sales of any of the Warrants and Warrant Shares by the Selling Securityholders. All of the foregoing may affect the marketability of the Warrants and Warrant Shares.

         All expenses of the registration of the Warrants and Warrant Shares pursuant to the Class B Warrant Registration Rights Agreement will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Securityholders will pay all underwriting discount and selling commissions, if any. The Selling Securityholders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Securityholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         This Prospectus may also be used by the Company in connection with the issuance from time to time of the Warrant Shares upon exercise of the Warrants.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of the capital stock of Hyperion and certain provisions of Hyperion's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by Hyperion's Certificate of Incorporation and Bylaws, each as amended, which documents are filed as exhibits with the Commission and are incorporated herein by reference.

         Hyperion's authorized capital stock consists of 300,000,000 shares of Class A Common Stock, par value $.01 per share, 150,000,000 shares of Class B Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

                                  Common Stock

         Shares of Class A Common Stock and Class B Common Stock are substantially identical, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders.

                              Class A Common Stock

         The holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends ratably, if any such dividends are declared, from time to time by the Board of Directors out of funds legally available therefor. Stock dividends declared on Class A Common Stock shall be in shares of Class A Common Stock, and stock dividends on Class B Common Stock shall be in shares of Class B Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of the holders of the preferred stock then outstanding. There are no redemption or sinking fund provisions available to the Class A Common Stock.

                              Class B Common Stock

         The holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the stockholders. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. In all other respects, the provisions of the Class B Common Stock are identical to those of the Class A Common Stock. There are no restrictions contained in the Certificate of Incorporation regarding the ability to transfer shares of Class B Common Stock.

         Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. For a discussion of the effects of the voting rights of Adelphia, see "Risk Factors--Control by Principal Stockholder."

                                Preferred Stock

         The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time such shares of preferred stock, in one or more classes or series. Each class or series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The ownership and control of the Company by the holders of Common Stock would be diluted if the Company were to issue preferred stock that had voting rights or that was convertible into Common Stock. In addition, the holders of preferred stock issued by the Company would be entitled by law to vote on certain transactions such as a merger or consolidation, and thus the issuance of preferred stock could dilute the voting rights of the holders of Common Stock on such issues.

         On October 9, 1997, the Company issued $200.0 million aggregate liquidation preference of 12 7/8% Senior Exchangeable Redeemable Preferred Stock due 2007 (the "Preferred Stock") in a private placement. The Company is required to redeem all of the Preferred Stock on October 15, 2007 at 100% of the liquidation preference of the Preferred Stock then outstanding. Dividends are payable quarterly, commencing January 15, 1998, at 12 7/8% of the liquidation preference of outstanding Preferred Stock. Through October 15, 2002, dividends are payable in cash or additional shares of Preferred Stock at the Company's option. Subsequent to October 15, 2002, dividends are payable in cash. Prior to October 15, 2000, subject to certain conditions, the Company may redeem up to 35% of the aggregate liquidation preference of the originally issued Preferred Stock at 112.875% of the liquidation preference thereof with the net proceeds of one or more Qualified Equity Offerings (as defined). Commencing October 15, 2002, the Company may redeem the Preferred Stock in whole or in part at 106.438% of the liquidation preference thereof declining annually to par on October 15, 2005. Holders of the Preferred Stock have the right to require the Company to redeem their Preferred Stock at 101% of the liquidation preference thereof upon a Change of Control (as defined). The Certificate of Designation provides for, among other things, one vote per share of Preferred Stock on matters with the Common Stock, and limitations on (i) additional borrowings, (ii) payment of dividends or distributions, (iii) transactions with affiliates and (iv) the sale of assets.

                        MCI Warrant and Lenfest Warrant

         On June 13, 1997, the Company entered into the MCI Preferred Provider Agreement pursuant to which the Company is designated MCI's preferred provider of new end user dedicated access circuits and of end user dedicated access circuits resulting from conversion from the incumbent LEC in the Company's markets. In addition, Hyperion has a right of first refusal to provide MCI all new dedicated local network access circuits such as POP-to-POP or POP-to-LSO connections. These arrangements will apply to virtually all of the Company's current networks and the term of these arrangements is five years with a five year renewal option. The agreements allow MCI to purchase local loop transport services from Hyperion where Hyperion is collocated with the incumbent LEC. The agreement also provides that the parties negotiate in good faith the terms of a separate agreement for the utilization of the Company's local switches and operating support systems to provide MCI branded local service. In connection with the transaction, the Company issued the MCI Warrant to purchase 913,380 shares of Class A Common Stock, of the Company, which expires June 13, 2000, at the lower of (i) $6.15 per share of Class A Common Stock or (ii) the public offering price of the Company's Class A Common Stock for the Company's initial public offering of its Class A Common Stock. MCI could receive additional warrants to purchase Class A Common Stock with an exercise price equal to the fair market value of the Class A Common Stock at the time of issuance if MCI meets certain agreed upon purchase volume revenue thresholds. Collectively, the warrants would entitle MCI to purchase Class A Common Stock of the Company representing between 2.5% and 8.5% of the Common Stock of the Company, with adjustments for future issuances of Common Stock. Pursuant to an agreement with the Company, MCI was also granted registration rights that granted MCI certain shelf registration rights one year after the effective date for the Company's initial public offering and certain piggyback registration rights, and that allowed MCI to request registration of its shares of Class A Common Stock beginning 180 days after the effective date of the Offerings. Upon completion of the Offerings and the issuance of the Adelphia Shares, the Company was obligated to issue and did issue additional warrants to MCI to purchase 499,146 shares of Class A Common Stock (such number of shares was increased by an additional 8,975 shares of Class A Common Stock upon the exercise of a portion of the over-allotment option available to the underwriters of the U.S. Offering and the closing of the purchase and sale of shares in connection therewith on June 5,
1998) (the "Additional MCI Warrants"). The Additional MCI Warrants may be exercised at any time within three years after the issuance thereof at $6.15 per share. In connection with the Offerings, the Company and MCI entered into a letter of understanding that provides as follows with respect to the MCI Warrant and MCI's right to receive Additional MCI Warrants: (i) the Additional MCI Warrants issued with respect to the shares sold to the public in the Offerings (including any underwriters' overallotment options) and with respect to the Adelphia Shares will have an exercise price equal to the lower of $6.15 per share or the price per share to the public in the Offerings (the "IPO Price"), and (ii) Adelphia agreed to purchase from MCI the MCI Warrant and the Additional MCI Warrants described in clause (i) above for a purchase price equal to the number of Class A Common Stock shares issuable under the warrants being purchased times the IPO Price minus the underwriting discount, less the aggregate exercise price of such warrants, which purchase was completed on May 8, 1998. Furthermore, in consideration of the obligations undertaken by Adelphia to facilitate the agreements between MCI and Hyperion, Hyperion paid to Adelphia a fee of $500,000 and the Adelphia Warrant, which expires three years after its issuance, to purchase 200,000 shares of Class A Common Stock at an exercise price equal to the IPO Price.

         On February 12, 1998, the Company consummated an agreement with Lenfest Telephony, Inc. ("Lenfest") whereby Lenfest received a warrant to obtain 731,624 shares of Class A Common Stock of the Company (the "Lenfest Warrant") in exchange for its partnership interest in the Harrisburg, Pennsylvania network. The Lenfest Warrant, which was exercisable for no additional consideration, was exercised on May 15, 1998.

                             Dividend Restrictions

         The terms of the Senior Indenture, the Senior Secured Indenture and the Certificate of Designation contain restrictions on the ability of the Company to pay dividends on the Common Stock. The payment of dividends on the Common Stock is also subject to the preferences that may be applicable to any then outstanding preferred stock.

                          Transfer Agent And Registrar

         The Transfer Agent and Registrar for the Common Stock is the American Stock Transfer & Trust Company. The Transfer Agent and Registrar for the Class B Warrants is Bank of Montreal Trust Company, New York, New York.

Anti-Takeover Effects Of Provisions Of The Certificate Of Incorporation And Delaware Law

                        Delaware General Corporation Law

         Although the Company's Certificate of Incorporation currently provides that the Company is not subject to Section 203 of the Delaware General Corporation Law ("Section 203"), the Company could become subject to Section 203 through stockholder action in the future. Section 203, subject to certain exceptions, prohibits a Delaware corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the Board of Directors of the corporation approved either such business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (y) by persons who are directors and also officers and (z) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, such business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transactions involving the corporation which has the effect of increasing the proportionate share of any class or series of stock of the corporation which is beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning (or within the past three years having owned) 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                          Certificate of Incorporation

         In addition to the voting rights of the Class A and Class B Common Stock described above, the Company's Certificate of Incorporation, as amended, by means of a "blank check preferred" provision authorizes the Board of Directors, at any time, to divide any or all of the shares of preferred stock into one or more series and to fix and determine the number of shares and the designation of such series so as to distinguish it from the shares of all other series. Further, the Board of Directors, when issuing a series of preferred stock, may fix and determine the voting rights, designations, preferences, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights of the preferred stock of such series.

         This blank check preferred provision gives the Board of Directors flexibility in dealing with methods of raising capital and responding to possible hostile takeover attempts. The provision may have the effect of making it more difficult for a third party to acquire the Company, discourage a third party from attempting to acquire the Company or deter a third party from paying a premium to acquire a majority of the outstanding voting stock of the Company. Additionally, depending on the rights and preferences of any series of preferred stock issued and outstanding, the issuance of preferred stock may adversely affect the voting and other rights of the holders of the Common Stock, including the possibility of the loss of voting control to others.

                             DESCRIPTION OF WARRANTS

         The Warrants were issued pursuant to the Warrant Agreement between the Company and Bank of Montreal Trust Company, as warrant agent (the "Warrant Agent") on April 15, 1996 as part of a private placement by the Company of 329,000 units consisting of $329.0 million aggregate principal amount at maturity of Senior Notes and Warrants to purchase, initially, an aggregate of 613,427 shares of common stock of the Company (which has been reclassified as Class B Common Stock). As a result of certain recapitalization transactions consummated by the Company prior to and in connection with its initial public offering and the antidilution provisions applicable to the Warrants, the aggregated number of shares of Class B Common Stock purchasable by the Warrantholders has been adjusted to 1,993,638 shares at an exercise price of $0.00308 per share. The following summary of certain provisions of the Warrant Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement and the Warrants, including the definitions therein of certain terms. As used in this section, the term "Company" refers only to Hyperion Telecommunications, Inc. and not to its subsidiaries.

                                    General

         Each Warrant, when exercised, will entitle the holder thereof to purchase 6.06 Warrant Shares at the Exercise Price of $0.00308 per share. The Exercise Price and the number of Warrant Shares issuable on exercise of a Warrant are both subject to adjustment in certain cases referred to below. The Warrants are exercisable at any time on or after the earlier to occur of (i) May 1, 1997 and (ii) in the event a Change of Control occurs, the date the Company mails notice thereof to holders of the Senior Notes and to the holders of the Warrants, Warrant Shares and any other securities issued or issuable with respect thereto. Unless exercised, the Warrants will automatically expire on April 1, 2001, the Expiration Date. The Warrants will entitle the holders thereof to purchase in the aggregate approximately 3.73% of the outstanding Common Stock of the Company as of June 5, 1998. The Company will give notice of expiration not less than 90 and not more than 120 days prior to the Expiration Date to the registered holders of the then outstanding Warrants. If the Company fails to give such notice, the Warrants will not expire until 90 days after the Company gives such notice. In no event will holders be entitled to any damages or other remedy for the Company's failure to give such notice other than any such extension.

         The Warrants may be exercised by surrendering to the Company the Warrant certificates evidencing such Warrants, if any, with the accompanying form of election to purchase, properly completed and executed, and upon payment of the Exercise Price. Payment of the Exercise Price may be in cash or by certified or official bank check, payable to the order of the Company, or by surrender of additional Warrants. Upon surrender of the Warrant certificate and payment of the Exercise Price, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole Warrant Shares or other securities or property to which such holder is entitled under the Warrants and Warrant Agreement, including without limitation any cash payment to adjust for fractional interests in Warrant Shares issuable upon such exercise of Warrants. If less than all of the Warrants evidenced by a Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining number of Warrants.

         The exercise of Warrants by holders of beneficial interests in the Global Warrant (see below) shall be effected in accordance with the Warrant Agreement and the procedures of the Depositary.

         No fractional Warrant Share will be issued upon exercise of the Warrants. If any fraction of a Warrant Share would, except for the foregoing provision, be issuable on the exercise of any Warrants (or specified portion thereof), the Company must pay to the holder an amount in cash equal to the then current market price per Warrant Share, as determined on the day immediately preceding the date the Warrant is exercised, multiplied by such fraction, computed to the nearest whole cent.

         Certificates for Warrants will be issued in registered form only, and no service charge will be made for registration of transfer or exchange upon surrender of any Warrant certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration or transfer or exchange of Warrant certificates.

         The holders of the Warrants have no right to vote on matters submitted to the stockholders of the Company and have no right to receive cash dividends. The holders of the Warrants are not entitled to share in the assets of the Company in the event of the liquidation, dissolution or winding up of the Company's affairs.

                                  Adjustments

         The number and kind of Warrant Shares purchasable upon the exercise of the Warrants and the Exercise Price both will be subject to adjustment in certain events including: (i) the payment by the Company of dividends (or other distributions) on Common Stock of the Company payable in Common Stock or the Company or other shares of the Company's capital stock, (ii) subdivisions, combinations and reclassifications of Common Stock of the Company, (iii) the issuance to all holders of Common Stock of the Company, or of securities convertible into or exchangeable for shares of Common Stock of the Company, in either case for a consideration per share of Common Stock which is less than the current market price per share (as defined) of Common Stock of the Company and
(iv) the distribution to all holders of Common Stock of the Company of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (iii) above and excluding cash dividends or other cash distributions from current or retained earnings).

         No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price, provided, however, that any adjustment which is not made will be carried forward and taken into account in any subsequent adjustment.

         In case of certain consolidations or mergers of the Company, or the sale of all or substantially all of the assets of the Company to another corporation, each Warrant shall thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the Warrants been exercised immediately prior thereto.

                             Reservation of Shares

         The Company has authorized and reserved for issuance and will at all times reserve and keep available such number of shares of Class B Common Stock as will be issuable upon the exercise of all outstanding Warrants. Such shares of Class B Common Stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issued thereof.

                                   Amendment

         From time to time, the Company and the Warrant Agent, without consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making changes that do not materially adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of the holders of the Warrants requires the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected is required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement as generally described above).

                              Registration Rights

         In connection with the issuance of the Class B Warrants, the Company agreed to file Class B Warrant shelf registration statements under the Securities Act (i) covering the Warrants, on or prior to October 1, 1996, and
(ii) covering the Class B Warrant Shares, on or prior to January 1, 1997, and to use its best efforts to cause such Class B Warrant Shelf registration statements to be declared effective by the Commission on or prior to 90 days after the dates specified for such filings. The Company filed a Class B Warrant shelf registration statement covering the Class B Warrants and the Class B Warrant Shares on September 25, 1996 (the "Class B Warrant Shelf Registration Statement") and the Class B Warrant Shelf Registration Statement was declared effective by the Commission on December 30, 1996. The Company has agreed to keep the Class B Warrant Shelf Registration Statement with respect to the Class B Warrants and the Class B Warrant Shares as described in the immediately preceding paragraph effective until October 1, 1999 and January 1, 2000, respectively. If the Company does not comply with its registration obligations under the Class B Warrant Registration Rights Agreement, it will be required to pay liquidated damages to holders of the Class B Warrants or Class B Warrant Shares under certain circumstances.

                                    Reports

         Whether or not required by the rules and regulation of the Commission, so long as any of the Warrants remain outstanding, the Company shall cause copies of (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports; and (iii) on a quarterly basis, certain financial information and operating data with respect to each Subsidiary and Joint Venture engaged in a Telecommunications Business in the form specified by Section E of the Indenture with respect to the Senior Notes to be filed with the Warrant

Agent and the Commission and mailed to the holders at their addresses appearing in the register of Warrants maintained by the Warrant Agent.

                         Book-Entry, Delivery and Form

         Except as set forth in the next paragraph, the Warrants to be resold as set forth herein have been issued in the form of one Global Warrant. The Global Warrant has been deposited with, or on behalf of, DTC, the Depositary and registered in the name of the Global Warrant Holder.

         Warrants that were issued as described below under "Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer to a qualified institutional buyer of Certificated Securities initially issued to a purchaser of the Warrants who does not hold its interest in the Warrants (a "Non-Global Purchaser"), such Certificated Securities may, unless the Global Warrant has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Warrant representing the amount of warrants being transferred.

         The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

                            Certificated Securities

         Subject to certain conditions, any Person having a beneficial interest in the Global Warrant may, upon request to the Warrant Agent, exchange such beneficial interest for Warrants in the form of Certificated Securities. Upon any such issuance, the Warrant Agent is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof), with any required legends set forth thereon. In addition, if (i) the Company notifies the Warrant Agent in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Warrant Agent in writing that it elects to cause the issuance of Warrants in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Warrant Holder of its Global Warrant, Warrants in such form will be issued to each person that the Global Warrant Holder and the Depositary identify as being the beneficial owner of the related Warrants.

         Neither the Company nor the Warrant Agent will be liable for any delay by the Global Warrant Holder or the Depositary in identifying the beneficial owners of Warrants and the Company and the Warrant Agent may conclusively rely on, and will be protected in relying on, instructions from the Global Warrant Holder or the Depositary for all purposes.


                                  LEGAL MATTERS

         The validity of the Warrants and Warrant Shares has been passed upon on behalf of the Company by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesman or any other person has
been authorized to give any information or to
make any representations other than those
contained in this Prospectus in connection               HYPERION
with the offer made by this Prospectus and,       TELECOMMUNICATIONS, INC.
if given or made, such information or
representations must not be relied upon as
having been authorized. Neither the delivery
of this Prospectus nor any sale made
hereunder shall under any circumstances
create any implication that there has been no
change in the affairs of Hyperion since the
date hereof. This Prospectus does not
constitute an offer or solicitation by anyone
in any jurisdiction in which such offer or
solicitation is not authorized or in which
the person making such offer or solicitation
is not qualified to do so or to anyone to
whom it is unlawful to make such offer or
solicitation.
                 ---------------------

                               329,000 Warrants to purchase an aggregate of 1,993,638 shares of Class B Common Stock and 1,993,638 shares of Class B Common Stock issuable upon exercise of the Warrants


          TABLE OF CONTENTS
                                             Page
Available Information                          2
Incorporation of Certain Documents
  by Reference                                 2
Prospectus Summary                             4
Risk Factors                                  10
Use of Proceeds                               18
The Selling Stockholders                      19
Plan of Distribution                          21
Description of Capital Stock                  22
Description of Warrants                       25             PROSPECTUS
Legal Matters                                 28
Experts                                       28









                                                               June ____, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following is an estimate of expenses which will be incurred in connection with the issuance and distribution of the securities registered.


                                                                Payable by
                                                               the Company
                                                              -------------
SEC filing fee.................................................$       100
Legal fees and expenses........................................     30,000
Accounting fees and expenses...................................      7,500
Miscellaneous expense..........................................      5,400
---------------------
                                                               ------------
         Total.................................................    $43,000

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law provides in general that a corporation may indemnify its directors, officers, employees or agents against expenditures (including judgments, fines, amounts paid in settlement and attorneys' fee) made by them in connection with certain lawsuits to which they may be made parties by reason of their being directors, officers, employees or agents and shall so indemnify such persons against expenses (including attorneys' fees) if they have been successful on the merits or otherwise. The bylaws of Hyperion provide for indemnification of the officers and directors of Hyperion to the full extent permissible under Delaware law.

         Hyperion's Certificate of Incorporation also provides, pursuant to
Section 102(b)(7) of the Delaware General Corporation Law, that directors of Hyperion shall not be personally liable to Hyperion or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that directors shall nonetheless be liable for breaches of the duty of loyalty, bad faith, intentional misconduct, knowing violations of law, unlawful distributions to stockholders, or any transaction from which a director derived an improper person benefit.

Item 16.  Exhibits

EXHIBIT NO.                                                      DESCRIPTION

        4.1          Indenture, dated as of April 15, 1996, between the Registrant and Bank of Montreal Trust Company.
                     (Incorporated herein by reference is Exhibit 4.1 to Registration Statement No. 333-06957 on Form
                     S-4.)
        4.2**        First Supplemental Indenture, dated as of September 11,
                     1996, between the Registrant and Bank of Montreal Trust
                     Company.
        4.3          Form of Class A Common Stock Certificate.  (Incorporated herein by reference is Exhibit 4.1 to
                     Registrant's Registration Statement on Form 8-A, dated October 23, 1996.)
        4.4          Second Supplemental Indenture, dated as August 27, 1997,
                     between the Registrant and the Bank of Montreal Trust
                     Company, regarding the Registrant's 13% Senior Discount
                     Notes due 2003. (Incorporated herein by reference is
                     Exhibit 4.06 to Form 8-K dated August 27, 1997 (File No.
                     0-21605).)
        4.5          Certificate of Incorporation of Registrant, together with all amendments thereto.  (Incorporated herein by reference is Exhibit 3.01 to Registrant's Current Report on Form 8-K for the event dated
                     October 9, 1997.)
        4.6          Bylaws of Registrant.  (Incorporated herein by reference is Exhibit 3.2 to Registration Statement
                     No. 333-12619 on Form S-1.)


        4.7          Warrant Agreement dated as of April 15, 1996, by and among Hyperion Telecommunications, Inc. and
                     Bank of Montreal Trust Company.  (Incorporated herein by reference is Exhibit 10.13 to
                     Registration Statement No. 333-06957 on Form S-4.)
        4.8          Warrant Registration Agreement dated as of April 15, 1996, by and among Hyperion
                     Telecommunications, Inc. and the Initial Purchasers.  (Incorporated herein by reference is Exhibit
                     10.13 to Registration Statement No. 333-06957 on Form S-4.)
        5.1**        Opinion of Buchanan Ingersoll Professional Corporation
       23.1**        Consent of Buchanan Ingersoll Professional Corporation (contained in its opinion filed as Exhibit
                     5.1 hereto)
       23.2*         Consent of Deloitte & Touche LLP
       24.1**        Power of Attorney (appearing on signature page)
----------------------

*   Filed herewith.
**  Previously filed.

Item 17.  Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of

1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pittsburgh., Commonwealth of Pennsylvania, on June 11, 1998.


                        HYPERION TELECOMMUNICATIONS, INC.

                                            By:    /s/ Daniel R. Milliard
                                                   Daniel R. Milliard,
                                                   President and Chief Operating
                                                   Officer

         Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on June 11, 1998.

              Signature                                     Title


                  *
    --------------------------------------
            John J. Rigas                             Chairman and Director


                  *
    --------------------------------------
          Timothy J. Rigas                            Vice Chairman, Treasurer,
                                                      Chief Financial Officer
                                                      and Director


                  *
    --------------------------------------
          Michael J. Rigas                            Vice Chairman and Director


                  *
    --------------------------------------
           James P. Rigas                             Vice Chairman, Chief
                                                      Executive Officer and
                                                      Director


       /s/ Daniel R. Milliard
    --------------------------------------
         Daniel R. Milliard                           President, Secretary,
                                                      Chief Operating Officer
                                                      and Director


                  *
    --------------------------------------
         Charles R. Drenning                          Senior Vice President and
                                                      Director


                  *
    --------------------------------------
          Paul D. Fajerski                            Senior Vice President and
                                                      Director


                  *
    --------------------------------------
         Randolph S. Fowler                           Senior Vice President and
                                                      Director


                  *
    --------------------------------------
           Pete J. Metros                             Director


                  *
    --------------------------------------
            James L. Gray                             Director


                  *
    --------------------------------------
        Edward E. Babcock Jr.                         Chief Accounting Officer


      *By:/s/ Daniel R. Milliard
    --------------------------------------
       Daniel R. Milliard, Attorney-in-Fact



                                                   EXHIBIT INDEX

EXHIBIT NO.                                                      DESCRIPTION

        4.1          Indenture, dated as of April 15, 1996, between the Registrant and Bank of Montreal Trust Company.
                     (Incorporated herein by reference is Exhibit 4.1 to Registration Statement No. 333-06957 on Form
                     S-4.)
        4.2**        First Supplemental Indenture, dated as of September 11, 1996, between the Registrant and Bank of
                     Montreal Trust Company.
        4.3          Form of Class A Common Stock Certificate.  (Incorporated herein by reference is Exhibit 4.1 to
                     Registrant's Registration Statement on Form 8-A, dated October 23, 1996.)
        4.4          Second Supplemental Indenture, dated as August 27, 1997, between the Registrant and the Bank of
                     Montreal Trust Company, regarding the Registrant's 13% Senior Discount Notes due 2003.
                     (Incorporated herein by reference is Exhibit 4.06 to Form 8-K dated August 27, 1997 (File No.
                     0-21605).)
        4.5          Certificate of Incorporation of Registrant, together with all amendments thereto.  (Incorporated herein by reference is Exhibit 3.01 to Registrant's Current Report on Form 8-K for the event dated
                     October 9, 1997.)
        4.6          Bylaws of Registrant.  (Incorporated herein by reference is Exhibit 3.2 to Registration Statement
                     No. 333-12619 on Form S-1.)
        4.7          Warrant Agreement dated as of April 15, 1996, by and among Hyperion Telecommunications, Inc. and
                     Bank of Montreal Trust Company.  (Incorporated herein by reference is Exhibit 10.13 to
                     Registration Statement No. 333-06957 on Form S-4.)
        4.8          Warrant Registration Agreement dated as of April 15, 1996, by and among Hyperion
                     Telecommunications, Inc. and the Initial Purchasers.  (Incorporated herein by reference is Exhibit
                     10.13 to Registration Statement No. 333-06957 on Form S-4.)
        5.1**        Opinion of Buchanan Ingersoll Professional Corporation
       23.1**        Consent of Buchanan Ingersoll Professional Corporation (contained in its opinion filed as Exhibit
                     5.1 hereto)
       23.2*         Consent of Deloitte & Touche LLP
       24.1**        Power of Attorney (appearing on signature page)
----------------------


*   Filed herewith.
**  Previously filed.
